EXHIBIT 99.1

Magal S3 to Release Third Quarter 2015 Results
on Tuesday, November 24, 2015

YAHUD, ISRAEL, November 12, 2015 -- Magal S3 (NASDAQ GMS: MAGS, TASE: MAGS) today announced that it intends to publish its third quarter 2015 results on Tuesday November 24, 2015.

The Company will hold an investors’ conference call on the same day, at 10am Eastern Time.

Investors’ Conference Call Information:

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
Israel Dial-in Number: 03 918 0687
UK Dial-in Number: 0 800 917 5108
International Dial-in Number:  +972 3 918 0687
at:

10am Eastern Time; 7am Pacific Time; 3pm UK Time; 5pm Israel Time

A replay link of the call will be available from the day after the call on www.magal-s3.com.

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge PSIM+SIEM platform. The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal Security Systems Ltd. Saar Koursh, CEO Tel: +972-3-539-1421 Assistant: Ms. Elisheva Almog E-mail: ElishevaA@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com